Exhibit 21.01

Sempra Energy

Schedule of Significant Subsidiaries

at December 31, 2007

Subsidiary	State of Incorporation or Other Jurisdiction
San Diego Gas & Electric Company	California
Sempra Energy Trading International B.V.	Netherlands
Sempra Energy Mexico, S.A. de C.V.	Mexico
Sempra Energy Trading Corp.	Delaware
Sempra Generation	California
Southern California Gas Company	California